ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

June 21, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II

Amendment No. 2 to Form S-1

Filed on May 11, 2012 (File No. 333-178707)

Dear Ms. Barros:

Per our conversation regarding Pre-Effective Amendment No. 2 to the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on May 11, 2012, below please find disclosure that we have agreed to include at the end of the “Plan of Distribution” section in our definitive prospectus:

Summary of Certain Items Paid by the Trust or the Sponsor in Connection with the Distribution

Payment	Recipient	Payor	Maximum Payment	Services Provided
Distribution/Services Fee	SEI Investments Distribution, Inc. (SEI)	ProShare Capital Management LLC (the Sponsor)	$814,087 (equal to approximately 0.10% of gross offering proceeds)	Taking purchase and redemption orders for Creation Units; Providing a prospectus with respect to the above orders; Reviewing any permitted advertising or marketing material; and Archiving associated records.

Wholesaling Support and Distribution and Shareholder Services Fee	ProFunds Distributors, Inc. (PDI), an affiliated broker-dealer of the Sponsor	ProShare Capital Management LLC (the Sponsor)	$1,240,631 (equal to approximately 0.15% of gross offering proceeds)	Wholesaling support, including promoting the sale of investment products; Conducting training seminars on investment products; Creating and maintaining advertising and sales literature files; and retaining associated records.

For additional details, see below.

General

Retail investors may purchase and sell Shares through traditional brokerage accounts. Investors who purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The Sponsor (from its own assets) pays SEI for performing its duties on behalf of the Funds. The fees paid to SEI represent the greater of (i) a fixed amount per fund of the Trust per annum or (ii) 0.004% of the aggregate average daily net assets of the Trust if such assets are less than or equal to $30 billion, or 0.0035% of the aggregate average daily assets of the Trust if such assets exceed $30 billion. Assuming the minimum gross offering proceeds are sold, the amount payable to SEI is estimated to be $275,500, equal to approximately 2.00% of gross offering proceeds. Assuming the maximum gross offering proceeds are sold, the maximum amount payable to SEI will be $814,087, an amount equal to approximately 0.10% of gross offering proceeds. These amounts include reimbursements to SEI for marketing material review. For a description of services provided by SEI, see the section entitled “The Distributor” on page 94.

Also, the Sponsor (from its own assets) pays ProFunds Distributors, Inc. (PDI), an affiliated broker-dealer of the Sponsor and a FINRA member, to provide wholesaling and distribution/shareholder services support for all funds that it manages. For its services, the Sponsor pays PDI: 1) a fixed amount split among the Sponsor and two of its investment adviser affiliates pro rata based on the amount of net assets managed by that entity; and 2) reimbursements for any sales-related expenses PDI incurs on behalf of the Sponsor. Irrespective of the amount sold, the amount payable to PDI is estimated to be $1,240,631. This amount includes a portion of the fixed amount payable to PDI along with reimbursements for non-transaction based compensation (salaries), gifts, business entertainment expenses, training and education. Assuming the minimum gross offering proceeds are sold, this amount would constitute 7.80% of gross offering proceeds. Assuming the maximum gross offering proceeds are sold, this amount would constitute approximately 0.15% of gross offering proceeds.

In addition, legal fees up to a maximum of $7,500 are being paid to outside legal counsel in connection with FINRA’s review of this registration statement.

The offering of Creation Units is being made in compliance with FINRA Rule 2310. Accordingly, the Authorized Participants may not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of Shares. in any event, the maximum amount of all items of value, including compensation paid from the offering proceeds and in the form of “trail commissions,” to be paid to FINRA members, including to SEI and PDI, in connection with the offering of the Shares by a Fund will not exceed 10% of gross offering proceeds.

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In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests acceleration of the effective date of the Registration Statement so that it will become effective by 9:00 a.m., Eastern Time, on June 25, 2012, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang
ProShare Capital Management LLC
Vice President and Legal Counsel

cc:	Sandra B. Hunter, Esq. (SEC)